Exhibit 99.1

2Q23 Earnings Release August 14th, 2023

XP Inc. Reports Second Quarter 2023 Results

São Paulo, Brazil, August 14, 2023 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, reported today its financial results for the second quarter of 2023.

Summary

Operating Metrics (unaudited)	2Q23	2Q22	YoY	1Q23	QoQ
Total Client Assets (in R$ bn)	1,024	846	21%	954	7%
Total Net Inflow (in R$ bn)	22	43	-49%	16	36%
Annualized Retail Take Rate	1.30%	1.40%	-10 bps	1.21%	9 bps
Active clients (in '000s)	4,013	3,629	11%	3,966	1%
Headcount (EoP)	6,002	6,339	-5%	6,146	-2%
IFAs (in '000s)	14.1	11.3	25%	13.0	9%
Retail DATs (in mn)	2.2	2.3	-4%	2.4	-8%
Retirement Plans Client Assets (in R$ bn)	64	54	18%	62	4%
Cards TPV (in R$ bn)	9.7	5.5	77%	8.6	13%
Credit Portfolio (in R$ bn)	17.9	12.9	38%	17.5	2%

Financial Metrics (in R$ mn)	2Q23	2Q22	YoY	1Q23	QoQ
Gross revenue	3,728	3,618	3%	3,326	12%
Retail	2,892	2,673	8%	2,569	13%
Institutional	385	436	-12%	332	16%
Corporate & Issuer Services	283	335	-15%	266	6%
Other	167	173	-3%	158	6%
Net Revenue	3,549	3,429	3%	3,134	13%
Gross Profit	2,402	2,469	-3%	2,050	17%
Gross Margin	67.7%	72.0%	-433 bps	65.4%	227 bps
EBT	968	867	12%	816	19%
EBT Margin	27.3%	25.3%	198 bps	26.0%	123 bps
Net Income	977	913	7%	796	23%
Net Margin	27.5%	26.6%	91 bps	25.4%	213 bps
Basic EPS (in R$)	1.85	1.63	13%	1.48	25%
Diluted EPS (in R$)	1.83	1.58	16%	1.48	24%
ROAE¹	22.0%	22.9%	-92 bps	18.7%	334 bps
ROAA²	2.6%	3.2%	-58 bps	2.4%	21 bps

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1 – Annualized Return on Average Equity.

2 – Annualized Return on Average Adjusted Assets. Adjusted Assets excludes Retirement Plans Liabilities and Float Balance.

Discussion of Results

Total Gross Revenue

Gross revenue was R$3.7 billion in 2Q23, up 12% QoQ and 3% YoY, primarily driven by strong growth our Retail revenue.

Retail Revenue

(in R$ mn)	2Q23	2Q22	YoY	1Q23	QoQ
Retail Revenue	2,892	2,673	8%	2,569	13%
Equities	1,064	1,063	0%	1,069	0%
Fixed Income	578	580	0%	332	74%
Funds Platform	341	398	-14%	313	9%
Retirement Plans	87	81	8%	87	0%
Cards	232	116	100%	204	14%
Credit	44	38	14%	41	6%
Insurance	36	23	57%	32	11%
Other Retail	511	375	36%	490	4%
Annualized Retail Take Rate	1.30%	1.40%	-10 bps	1.21%	9 bps

Retail revenue was R$2.9 billion in 2Q23, up 13% QoQ and 8% YoY. Retail revenue growth was driven by a combination of:

(1)	Stabilization in our Equities revenue on an annual and sequential basis;

(2)	Sequential rebound in our Fixed Income revenue, which grew 74% QoQ due to the volume increase in the secondary markets for corporate bonds and bank funding instruments distributed on our platform;

(3)	Strong continued growth in our New Verticals revenue (Retirement Plans, Cards, Credit, and Insurance), which grew their combined revenue 9% QoQ and 54% YoY; and

(4)	An increase in our Float revenue (reported within Other Retail line) YoY.

Retail-related revenue in 2Q23 represented 78% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Take Rate

Annualized Retail Take Rate was 1.30% in 2Q23, up 9 bps QoQ. Excluding the one-time non-recurring loss in 1Q23, Annualized Retail Take Rate increased 4 bps QoQ.

Institutional Revenue

Institutional revenue was R$385 million in 2Q23, up 16% QoQ and down 12% YoY. Institutional revenue growth was driven by stronger sequential trading activity, especially from offshore desks.

Institutional revenue in 2Q23 accounted for 9% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Corporate & Issuer Services Revenue

Corporate & Issuer Services revenue totaled R$283 million in 2Q23, up 6% QoQ and down 15% YoY. The sequential increase in Corporate & Issuer Services revenue was related to the recent improvement in debt and equity capital markets activity, especially in the last weeks of June.

Corporate and Issuer Services related revenues in 2Q23 represented 5% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Other Revenue

Other revenue was R$167 million in 2Q23, up 6% QoQ and down 3% YoY.

Other revenue in 2Q23 accounted for 8% of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Costs of Goods Sold and Gross Margin

Gross Margin was 67.7% in 2Q23 versus 65.4% in 1Q23 and 72.0% % in 2Q22. Excluding the one-time non-recurring loss in 1Q23, gross margin was up 58bps QoQ, mainly due to sequential improvement in revenue mix between products and channels.

SG&A Expenses3

(in R$ mn)	2Q23	2Q22	YoY	1Q23	QoQ
Total SG&A3	(1,246)	(1,469)	-15%	(1,045)	19%
People	(899)	(1,094)	-18%	(760)	18%
Salary and Taxes	(344)	(372)	-8%	(378)	-9%
Bonuses	(428)	(522)	-18%	(329)	30%
Share Based Compensation	(127)	(200)	-36%	(53)	139%
Non-people	(347)	(375)	-7%	(285)	22%
LTM Compensation Ratio[4]	26.8%	29.8%	-305 bps	28.5%	-170 bps
LTM Efficiency Ratio[5]	38.3%	41.5%	-312 bps	40.4%	-201 bps
Headcount (EoP)	6,002	6,339	-5%	6,146	-2%

SG&A3 expenses totaled R$1.2 billion in 2Q23, up 19% QoQ and down 15% YoY. The sequential increase is in line with our annual guidance of R$5.0 to 5.5 billion in total SG&A3 for the full year of 2023. The main increases in SG&A during the quarter came from:

(1)	Bonuses, in line with capital markets improvement in the quarter;

______________________

3 - Total SG&A and non-people SG&A exclude revenue from incentives from Tesouro Direto, B3.

4 - Compensation ratio is calculated as People SG&A (Salary and Taxes, Bonuses and Share Based Compensation) divided by Net Revenue.

5 - Efficiency ratio is calculated as SG&A ex-revenue from incentives from Tesouro Direto, B3, and others divided by Net Revenue.

(2)	Share Based Compensation, coming back to normalized levels, after a one-off positive impact in 1Q23, due to headcount reduction; and

(3)	Marketing expenses, which tend to be more seasonal.

Our last twelve months (LTM) compensation ratio4 in 2Q23 was 26.8%, an improvement from 29.8% and 28.5% in 2Q22 and 1Q23, respectively. Also, our LTM efficiency ratio5 reached 38.3% in 2Q23, compared to 41.5% and 40.4% in the same periods.

Earnings Before Taxes

EBT, a good proxy for earnings power, was R$968 million in 2Q23, up 19% QoQ and 12% YoY, mainly driven by improving operating leverage in the quarter. EBT Margin was 27.3%, up 123 bps QoQ and 198 bps YoY, in line with our medium-term annual guidance of 26% to 32% between 2023 and 2025.

Net Income and EPS

In 2Q23, Net Income was R$977 million, up 23% QoQ and 7% YoY. Basic EPS was R$1.85, up 25% QoQ and 13% YoY. Fully diluted EPS was R$1.83, up 24% QoQ and 16% YoY.

Other Information

Webcast and Conference Call Information

The Company will host a webcast to discuss its second quarter financial results on Monday, August 14th, 2023, at 5:00 pm ET (6:00 pm BRT). To participate in the earnings webcast please subscribe at 2Q23 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Contact

ir@xpi.com.br

Important Disclosure

In reviewing the information contained in this release, you are agreeing to abide by the terms of this disclaimer. This information is being made available to each recipient solely for its information and is subject to amendment. This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of December 31, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes our Float, Adjusted Gross Financial Assets, Net Asset Value, and Adjustments to Reported Net Income, which are non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Client Assets” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Float Balances), among others. Although Client Assets includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn)

Managerial Income Statement	2Q23	2Q22	YoY	1Q23	QoQ
Total Gross Revenue	3,728	3,618	3%	3,326	12%
Retail	2,892	2,673	8%	2,569	13%
Equities	1,064	1,063	0%	1,069	0%
Fixed Income	578	580	0%	332	74%
Funds Platform	341	398	-14%	313	9%
Retirement Plans	87	81	8%	87	0%
Cards	232	116	100%	204	14%
Credit	44	38	14%	41	6%
Insurance	36	23	57%	32	11%
Other	511	375	36%	490	4%
Institutional	385	436	-12%	332	16%
Corporate & Issuer Services	283	335	-15%	266	6%
Other	167	173	-3%	158	6%
Net Revenue	3,549	3,429	3%	3,134	13%
COGS	(1,147)	(960)	20%	(1,084)	6%
Gross Profit	2,402	2,469	-3%	2,050	17%
Gross Margin	67.7%	72.0%	-433 bps	65.4%	227 bps
SG&A	(1,246)	(1,468)	-15%	(1,042)	20%
People	(899)	(1,094)	-18%	(760)	18%
Non-People	(347)	(374)	-7%	(282)	23%
D&A	(51)	(56)	-9%	(48)	6%
Interest expense on debt	(152)	(77)	98%	(163)	-6%
Share of profit or (loss) in joint ventures and associates	15	(1)	n.a.	19	-201%
EBT	968	867	12%	816	19%
EBT Margin	27.3%	25.3%	198 bps	26.0%	123 bps
Tax Expense (Accounting)	9	45	-80%	(20)	-145%
Tax expense (Tax Withholding in Funds)[6]	(168)	(190)	-12%	(147)	14%
Effective tax rate (Normalized)	(14.0%)	(13.7%)	-29 bps	(17.4%)	344 bps
Net Income	977	913	7%	796	23%
Net Margin	27.5%	26.6%	91 bps	25.4%	213 bps
Adjustments	85	133	-36%	23	274%
Adjusted Net Income[7]	1,062	1,046	2%	819	30%
Adjusted Net Margin	29.9%	30.5%	-57 bps	26.1%	381 bps

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6 - Tax adjustments are related to tax withholding expenses that are recognized net in gross revenue.

7 - See appendix for a reconciliation of Adjusted Net Income.

Accounting Income Statement (in R$ mn)

Accounting Income Statement	2Q23	2Q22	YoY	1Q23	QoQ
Net revenue from services rendered	1,483	1,553	-4%	1,346	10%
Brokerage commission	488	500	-2%	494	-1%
Securities placement	407	454	-10%	249	64%
Management fees	419	478	-12%	382	10%
Insurance brokerage fee	42	35	22%	41	2%
Commission Fees	174	99	76%	189	-8%
Other services	91	122	-25%	114	-20%
Sales Tax and contributions on Services	(139)	(136)	2%	(123)	13%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	618	712	-13%.	502	23%
Net income from financial instruments at fair value through profit or loss	1,448	1,164	24%	1,286	13%
Total revenue and income	3,549	3,429	3%	3,134	13%
Operating costs	(1,092)	(958)	14%	(1,017)	7%
Selling expenses	(45)	(39)	15%	(15)	203%
Administrative expenses	(1,276)	(1,478)	-14%	(1,094)	17%
Other operating revenues (expenses), net	24	(7)	n.a.	19	30%
Expected credit losses	(55)	(1)	n.a.	(68)	-19%
Interest expense on debt	(152)	(77)	98%	(163)	-6%
Share of profit or (loss) in joint ventures and associates	15	(1)	n.a.	19	-20%
Income before income tax	968	867	12%	816	19%
Income tax expense	9	45	-80%	(20)	-145%
Net income for the period	977	913	7%	796	23%

Balance Sheet (in R$ mn)

Assets	2Q23	1Q23
Cash	2,916	3,089
Financial assets	216,446	180,185
Fair value through profit or loss	124,465	99,527
Securities	99,280	84,511
Derivative financial instruments	25,185	15,015
Fair value through other comprehensive income	33,091	29,145
Securities	33,091	29,145
Evaluated at amortized cost	58,890	51,514
Securities	7,824	10,905
Securities purchased under agreements to resell	15,786	11,830
Securities trading and intermediation	2,917	2,607
Accounts receivable	646	595
Loan Operations	24,088	23,107
Other financial assets	7,630	2,470
Other assets	6,498	6,194
Recoverable taxes	220	283
Rights-of-use assets	209	233
Prepaid expenses	4,270	4,250
Other	1,800	1,427
Deferred tax assets	1,532	1,582
Investments in associates and joint ventures	2,250	2,256
Property and equipment	301	304
Goodwill & Intangible assets	837	830
Total Assets	230,781	194,441

Liabilities	2Q23	1Q23
Financial liabilities	159,678	128,402
Fair value through profit or loss	40,800	26,545
Securities	14,554	11,472
Derivative financial instruments	26,247	15,073
Evaluated at amortized cost	118,877	101,857
Securities sold under repurchase agreements	34,623	25,921
Securities trading and intermediation	15,451	15,269
Financing instruments payable	51,931	46,482
Accounts payables	626	586
Borrowings	-	1,825
Other financial liabilities	16,247	11,774
Other liabilities	52,520	48,916
Social and statutory obligations	947	503
Taxes and social security obligations	442	400
Private pension liabilities	50,907	47,806
Provisions and contingent liabilities	79	79
Other	146	127
Deferred tax liabilities	134	76
Total Liabilities	212,331	177,395
Equity attributable to owners of the Parent company	18,440	17,039
Issued capital	0	0
Capital reserve	16,523	19,195
Other comprehensive income	264	(48)
Treasury	(117)	(2,903)
Retained earnings	1,770	795
Non-controlling interest	9	7
Total equity	18,449	17,046
Total liabilities and equity	230,781	194,441

Float, Adjusted Gross Financial Assets and Net Asset Value

(in R$ mn)

We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is, in fact, available to us, net of the portion of liquidity that is related to our Float Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities (purchased under agreements to resell), plus Loans and Foreign exchange portfolio (assets) less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), Deposits, Structured Operation Certificates (COE), Financial Bills, Foreign exchange portfolio (liabilities), Credit cards operations and (3) less Float Balance.

It is a measure that we track internally daily, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets and investments in the IFA Network (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities). Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with subline items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.

In order to explain how we measure our cash position or generation internally, we are introducing the Net Asset Value concept. Since we are a financial institution, we hold several types of financial instruments with different characteristics, hence the definition of net cash that makes more sense from a business perspective is the Net Asset Value. It is basically the adjusted gross financial assets net of debt instruments.

Adjusted Gross Financial Assets	2Q23	1Q23
Assets	216,881	180,747
(+) Cash	2,916	3,089
(+) Securities - Fair value through profit or loss	99,280	84,511
(+) Securities - Fair value through other comprehensive income	33,091	29,145
(+) Securities - Evaluated at amortized cost	7,824	10,905
(+) Derivative financial instruments	25,185	15,015
(+) Securities purchased under agreements to resell	15,786	11,830
(+) Loans and credit card operations	24,088	23,107
(+) Foreign exchange portfolio	5,556	1,732
(+) Energy	1,270	874
(+) Central Bank Deposits	1,885	538
Liabilities	(185,632)	(149,313)
(-) Securities	(14,554)	(11,472)
(-) Derivative financial instruments	(26,247)	(15,073)
(-) Securities sold under repurchase agreements	(34,623)	(25,921)
(-) Retirement Plans Liabilities	(50,907)	(47,806)
(-) Deposits	(25,668)	(21,025)

(-) Structured Operations	(15,248)	(13,204)
(-) Financial Bills	(5,206)	(6,347)
(-) Foreign exchange portfolio	(6,007)	(2,036)
(-) Credit card operations	(5,899)	(5,245)
(-) Commitments subject to possible redemption	(1,090)	(1,008)
(-) Other Funding	(185)	(175)
(-) Float	(12,534)	(12,662)
(=) Adjusted Gross Financial Assets	18,715	18,772

Net Asset Value	2Q23	1Q23
(=) Adjusted Gross Financial Assets	18,715	18,772
Gross Debt	(7,946)	(9,950)
(-) Borrowings	-	(1,825)
(-) Debentures	(2,379)	(2,235)
(-) Structured financing	(2,321)	(2,393)
(-) Bonds	(3,246)	(3,497)
(=) Net Asset Value	10,769	8,822

Float (=net uninvested clients' deposits)	2Q23	1Q23
Assets	(2,917)	(2,607)
(-) Securities trading and intermediation	(2,917)	(2,607)
Liabilities	15,451	15,269
(+) Securities trading and intermediation	15,451	15,269
(=) Float	12,534	12,662

Reconciliation of Adjusted Net Income (in R$ mn)

Adjusted Net Income	2Q23	2Q22	YoY	1Q23	QoQ
Net Income	977	913	7%	796	23%
(+) Share Based Compensation	140	214	-34%	68	105%
(+/-) Taxes	(55)	(81)	-32%	(46)	21%
Adj. Net Income	1,062	1,046	2%	819	30%